July 13, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (703) 720-1185

Mr. Richard D. Fairbank
President and Chief Executive Officer
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

Re: Capital One Financial Corporation
   Form 10-K for the Fiscal Year Ended December 31, 2005
   Amended Form 10-K for the Fiscal Years Ended December 31, 2005 and 2004
   Amended Form 10-Q for the Fiscal Quarters Ended March 31, 2005,
     June 30, 2005, and September 30, 2005
   File No. 001-13300

Dear Mr. Fairbank:

   We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                   Sincerely,

                                   Lisa Haynes
                                   Reviewing Accountant

CC (via fax): Steve Richter (804) 290-2997